Exhibit 99.1

Full Truck Alliance Co. Ltd. Announces First Quarter 2025 Unaudited Financial Results

GUIYANG, China, May 21, 2025—Full Truck Alliance Co. Ltd. (“FTA” or the “Company”) (NYSE: YMM), a leading digital freight platform, today announced its unaudited financial results for the first quarter ended March 31, 2025.

First Quarter 2025 Financial and Operational Highlights

•	Total net revenues in the first quarter of 2025 were RMB2,699.9 million (US$372.1 million), an increase of 19.0% from RMB2,268.7million in the same period of 2024.

•	Net income in the first quarter of 2025 was RMB1,278.9 million (US$176.2 million), an increase of 118.1% from RMB586.4 million in the same period of 2024.

•	Non-GAAP adjusted net income[1] in the first quarter of 2025 was RMB1,391.4 million (US$191.7 million), an increase of 84.0% from RMB756.4 million in the same period of 2024.

•	Fulfilled orders[2] in the first quarter of 2025 reached 48.2 million, an increase of 22.6% from 39.3 million in the same period of 2024.

•	Average shipper MAUs[3] in the first quarter of 2025 reached 2.76 million, an increase of 28.8% from 2.14 million in the same period of 2024.

Mr. Peter Hui Zhang, Founder, Chairman, and Chief Executive Officer of FTA, stated, “In the first quarter of 2025, we continued to enhance operational efficiency and reduce logistics costs within China’s road freight industry. Leveraging cutting-edge digitalization and smart technologies, we successfully navigated a challenging yet opportunity-rich economic environment. Our ongoing investments in brand building and online user acquisition drove strong growth in our shipper base and consistent optimization of our user structure. Furthermore, upgrades to our trucker rating system, enhanced priority access, our Premium Cargo Bidding mechanism as well as our trucker membership cultivated a more robust trucker ecosystem and increased matching efficiency. As a leader propelling the new quality productive forces of the logistics industry, we remain dedicated to seizing the opportunities presented by the industry’s digitalization and AI-driven transformation, fostering a smarter, more sustainable digital logistics ecosystem.”

Mr. Langbo Guo, President of FTA, added, “We maintained strong momentum in the healthy and rapid development of our truck-shipper ecosystem during the first quarter. Average shipper MAUs reached 2.76 million, up 28.8% year over year. As a result, total net revenues rose to RMB2.7 billion, an increase of 19.0% year over year. Notably, revenue from our core transaction service sustained its strong upward trajectory, rising 51.5% year over year to RMB1.05 billion. In line with our topline growth, net income totaled RMB1.28 billion, while non-GAAP adjusted net income reached RMB1.39 billion, marking significant year-over-year increases of 118.1% and 84.0%, respectively. Looking ahead, we will continue to pursue a development path that balances scale and quality. Through AI-powered innovations and ecosystem collaborations, we will continue to deliver long-term returns for our shareholders.”

Mr. Simon Cai, Chief Financing and Investment Officer of FTA, commented, “We believe that the era of artificial intelligence and autonomous driving has reached a pivotal inflection point, transitioning from technological validation to large-scale deployment. Our planned additional investment in Plus PRC Holding Ltd. underscores our unwavering commitment to technological innovation and long-term growth. By forging deep collaboration with Plus PRC Holding Ltd., we aim to capitalize on the burgeoning opportunities within intelligent technologies, enabling us to accelerate the development of a robust ecosystem, spanning from cutting-edge research and development to effective commercial monetization. We are confident that this forward-looking strategy will establish a significant first-mover advantage in addressing the critical needs of road transportation, further reinforcing our leadership position in the industry.”

[1]

Non-GAAP adjusted net income is defined as net income excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to acquisitions; (iv) impairment loss of long-term investment; and (v) tax effects of non-GAAP adjustments. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[2]

Fulfilled orders on our platform in a given period are defined as all shipping orders matched through our platform during such period but exclude (i) shipping orders that are subsequently canceled and (ii) shipping orders for which our users failed to specify any freight prices, as there are substantial uncertainties as to whether such shipping orders are fulfilled.

[3]

Average shipper MAUs in a given period are calculated by dividing (i) the sum of shipper MAUs for each month of a given period by (ii) the number of months in a given period. Shipper MAUs are defined as the number of active shippers on our platform in a given month. Active shippers are defined as the aggregate number of registered shipper accounts that have posted at least one shipping order on our platform during a given period.

First Quarter 2025 Financial Results

Net Revenues (including value added taxes, or “VAT,” of RMB1,039.3 million and RMB1,064.9 million for the three months ended March 31, 2024 and 2025, respectively). Total net revenues in the first quarter of 2025 were RMB2,699.9 million (US$372.1 million), representing an increase of 19.0% from RMB2,268.7 million in the same period of 2024, primarily attributable to an increase in revenues from freight matching services.

Freight matching services. Revenues from freight matching services in the first quarter of 2025 were RMB2,247.1 million (US$309.7 million), representing an increase of 20.2% from RMB1,869.7 million in the same period of 2024. The increase was mainly due to the rapid increase in transaction service.

•

Freight brokerage service. Revenues from freight brokerage service in the first quarter of 2025 were RMB965.7 million (US$133.1 million), remaining nearly flat compared with RMB965.2 million in the same period of 2024, primarily attributable to an increase in service fee rate, offset by a decrease in transaction volume.

•

Freight listing service. Revenues from freight listing service in the first quarter of 2025 were RMB234.9 million (US$32.4 million), an increase of 10.0% from RMB213.5 million in the same period of 2024, primarily due to the growing number of total paying members.

•

Transaction service. Revenues from transaction service amounted to RMB1,046.5 million (US$144.2 million) in the first quarter of 2025, an increase of 51.5% from RMB691.0 million in the same period of 2024, primarily driven by increases in order volume, penetration rate, and per-order transaction service fee.

Value-added services.4 Revenues from value-added services in the first quarter of 2025 were RMB452.8 million (US$62.4 million), an increase of 13.5% from RMB399.0 million in the same period of 2024. The increase was primarily due to growing demand for credit solutions.

Cost of Revenues (including VAT net of government grants of RMB795.2 million and RMB466.6 million for the three months ended March 31, 2024 and 2025, respectively). Cost of revenues in the first quarter of 2025 was RMB698.6 million (US$96.3 million), a decrease of 32.3% from RMB1,031.9 million in the same period of 2024. The decrease was primarily due to decreases in VAT, related tax surcharges and other tax costs, net of grants from government authorities. These tax-related costs net of government grants totaled RMB565.6 million, representing a decrease of 37.7% from RMB908.0 million in the same period of 2024, primarily due to a decrease in tax costs net of government grants related to the Company’s freight brokerage service.

Sales and Marketing Expenses. Sales and marketing expenses in the first quarter of 2025 were RMB377.9 million (US$52.1 million), compared with RMB340.1 million in the same period of 2024. The increase was primarily due to an increase in advertising and marketing expenses for user acquisitions, partially offset by lower salary and benefits expenses.

General and Administrative Expenses. General and administrative expenses in the first quarter of 2025 were RMB186.0 million (US$25.6 million), compared with RMB264.5 million in the same period of 2024. The decrease was primarily due to lower share-based compensation and salary and benefits expenses.

Research and Development Expenses. Research and development expenses in the first quarter of 2025 were RMB193.4 million (US$26.6 million), compared with RMB247.7 million in the same period of 2024. The decrease was primarily due to lower salary and benefits expenses.

Income from Operations. Income from operations in the first quarter of 2025 was RMB1,202.4 million (US$165.7 million), an increase of 285.2% from RMB312.2 million in the same period of 2024.

Non-GAAP Adjusted Operating Income.5 Non-GAAP adjusted operating income in the first quarter of 2025 was RMB1,318.1 million (US$181.6 million), an increase of 171.5% from RMB485.4 million in the same period of 2024.

Net Income. Net income in the first quarter of 2025 was RMB1,278.9 million (US$176.2 million), an increase of 118.1% from RMB586.4 million in the same period of 2024.

Non-GAAP Adjusted Net Income. Non-GAAP adjusted net income in the first quarter of 2025 was RMB1,391.4 million (US$191.7 million), an increase of 84.0% from RMB756.4 million in the same period of 2024.

Basic and Diluted Net Income per ADS6 and Non-GAAP Adjusted Basic and Diluted Net Income per ADS.7 Basic net income per ADS was RMB1.22 (US$0.17) in the first quarter of 2025, compared with RMB0.56 in the same period of 2024. Diluted net income per ADS was RMB1.21 (US$0.17) in the first quarter of 2025, compared with RMB0.56 in the same period of 2024. Non-GAAP adjusted basic and diluted net income per ADS were RMB1.32 (US$0.18) in the first quarter of 2025, compared with RMB0.72 in the same period of 2024.

Balance Sheet and Cash Flow

As of March 31, 2025, the Company had cash and cash equivalents, restricted cash, short-term investments, long-term time deposits and wealth management products with maturities over one year of RMB29.3 billion (US$4.0 billion) in total, compared with RMB29.2 billion as of December 31, 2024.

As of March 31, 2025, the total outstanding balance of on-balance sheet loans, consisting of the total principal amounts and all accrued and unpaid interests of the loans funded through our small loan company, reduced by an allowance for estimated losses, was RMB4,509.9 million (US$621.5 million), compared with RMB4,199.6 million as of December 31, 2024. The total non-performing loan ratio8 for these loans was 2.2% as of March 31, 2025, compared with 2.2% as of December 31, 2024.

In the first quarter of 2025, net cash provided by operating activities was RMB325.6 million (US$44.9 million).

[4]	The Company provides a range of value-added services including credit solutions, insurance services, electronic toll collection, energy services and other services on the FTA platform.
[5]

Non-GAAP adjusted operating income is defined as income from operations excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; and (iii) compensation cost incurred in relation to acquisitions. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[6]	ADS refers to American depositary shares, each of which represents 20 Class A ordinary shares.
[7]

Non-GAAP adjusted basic and diluted net income per ADS is net income attributable to ordinary shareholders excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to acquisitions; (iv) impairment loss of long-term investment; and (v) tax effects of non-GAAP adjustments, divided by weighted average number of basic and diluted ADSs, respectively. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[8]

Non-performing loan ratio is calculated by dividing the outstanding principal and all accrued and unpaid interests of the on-balance sheet loans that were over 90 calendar days past due (excluding loans that are over 180 days past due and are therefore charged off) by the total outstanding principal and all accrued and unpaid interests of the on-balance sheet loans (excluding loans that are over 180 days past due and are therefore charged off) reduced by an allowance for estimated losses as of a specified date.

Business Outlook

The Company expects its total net revenues to be between RMB3.06 billion and RMB3.12 billion for the second quarter of 2025, representing a year-over-year growth rate of approximately 10.6% to 12.9%. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Further Investments In Plus PRC Holding Ltd (“Plus PRC”)

On May 16, 2025, the board of directors of the Company (the “Board”) approved that the Company may make additional investment of US$125 million in the preferred shares of Plus PRC. The US$125 million will count in the principal and accrued interest of certain convertible notes issued by Plus PRC and purchased by the Company in May 2024 and January 2025 (the “Convertible Notes”) as the Company intends to convert the principal and accrued interest of such Convertible Notes into preferred shares of Plus PRC. Certain other investors, including Mr. Peter Hui Zhang, the Company’s Chairman and Chief Executive Officer, intend to make concurrent investments in Plus PRC on substantially the same terms as the Company. While the exact investment amounts of the other investors are subject to adjustment, the Company expects to hold no less than 52.8% equity interest and 56.2% voting rights in Plus PRC (excluding any shares reserved for future issuance under the share incentive plan of Plus PRC) upon completion of these investment transactions, and with expected amendment to the memorandum and articles of association of Plus PRC that will allow the Company to control the board of Plus PRC, the Company expects to consolidate the financial results of Plus PRC into its consolidated financial statements upon completion of these investment transactions. A definitive agreement has not yet been entered into for these investment transactions. There is no guarantee that a definitive agreement will be signed or that these investment transactions will be completed.

Share Repurchases

The Company repurchased a total of 60,728,727 ordinary shares from certain executive officers of the Company for an aggregate consideration of US$37,499,988.92 in privately negotiated transactions on May 19, 2025. The repurchased shares correspond to part of the vested share-based awards previously granted to these executive officers. The repurchase price was set at US$0.6175 per ordinary share, which was determined by dividing US$12.35, the closing price of the Company’s ADSs on May 16, 2025, by 20, which is the ratio of the Company’s Class A ordinary shares to ADSs. The Company intends to cancel all of the repurchased shares in accordance with applicable rules and regulations.

The above share repurchases were conducted pursuant to resolutions of the Board, which authorized the Company to repurchase ordinary shares corresponding to vested share-based awards granted under the Company’s share incentive plans. Such repurchases were not conducted, and therefore will not reduce the amount of ADSs and/or ordinary shares that the Company may repurchase, under its existing share repurchase program as previously announced by the Company. Such repurchases were intended to enable the executive officers to realize the benefits from some of their vested share-based awards through privately negotiated transactions as opposed to reselling such shares in the open market. Among these executive officers, Mr. Peter Hui Zhang has committed to using all net proceeds from the Company’s repurchase of his vested shares for his investment in the preferred shares of Plus PRC. The repurchases were funded from the Company’s existing cash reserves.

Senior Management Changes

The Company announced that Mr. Simon Chong Cai was appointed as the Chief Financing and Investment Officer of the Company in charge of financing, investment and investor relations and ceased to be the Chief Financial Officer of the Company effective May 21, 2025.

Additionally, Mr. Langbo Guo, the Company’s President, has expanded his responsibilities to include financial, tax, and cash planning and management, in addition to his existing duties related to strategic planning and operational analysis. Effective May 21, 2025, Mr. Guo will also serve as the principal financial and accounting officer of the Company.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at a rate of RMB7.2567 to US$1.00, the exchange rate in effect as of March 31, 2025, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call

The Company’s management will hold an earnings conference call at 8:00 A.M. U.S. Eastern Time on May 21, 2025, or 8:00 P.M. Beijing Time to discuss its financial results and operating performance for the first quarter 2025.

For participants who wish to join the conference using dial-in numbers, please complete online registration using the link provided below prior to the scheduled call start time.

Participant Online Registration:

https://dpregister.com/sreg/10199503/ff10298dd2

Upon registration, each participant will receive details for the conference call, including dial-in numbers, passcode and a unique access PIN. To join the conference, please dial the provided number, enter the passcode followed by your PIN, and you will join the conference.

The replay will be accessible through May 28, 2025, by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	7169866

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at ir.fulltruckalliance.com.

About Full Truck Alliance Co. Ltd.

Full Truck Alliance Co. Ltd. (NYSE: YMM) is a leading digital freight platform connecting shippers with truckers to facilitate shipments across distance ranges, cargo weights and types. The Company provides a range of freight matching services, including freight listing, freight brokerage and transaction services. The Company also provides a range of value-added services that cater to the various needs of shippers and truckers, such as financial institutions, highway authorities, and gas station operators. With a mission to empower enterprises with greater logistics competitiveness, the Company is shaping the future of logistics with technology and aspires to revolutionize logistics, improve efficiency across the value chain and reduce its carbon footprint for our planet. For more information, please visit ir.fulltruckalliance.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP adjusted operating income, non-GAAP adjusted net income, non-GAAP adjusted net income attributable to ordinary shareholders, non-GAAP adjusted basic and diluted net income per share and non-GAAP adjusted basic and diluted net income per ADS, each a non-GAAP financial measure, as supplemental measures to review and assess its operating performance.

The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted operating income as income from operations excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions and (iii) compensation cost incurred in relation to acquisitions. The Company defines non-GAAP adjusted net income as net income excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to acquisitions; (iv) impairment loss of long-term investment; and (v) tax effects of non-GAAP adjustments. The Company defines non-GAAP adjusted net income attributable to ordinary shareholders as net income attributable to ordinary shareholders excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to acquisitions; (iv) impairment loss of long-term investment; and (v) tax effects of non-GAAP adjustments. The Company defines non-GAAP adjusted basic and diluted net income per share as non-GAAP adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and diluted ordinary shares, respectively. The Company defines non-GAAP adjusted basic and diluted net income per ADS as non-GAAP adjusted net income attributable to ordinary shareholders divided by the weighted average number of basic and diluted ADSs, respectively.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as an analytical tool. The non-GAAP financial measures do not reflect all items of expense that affect its operations.

The Company reconciles the non-GAAP financial measures to the nearest U.S. GAAP performance measures. Non-GAAP adjusted operating income, non-GAAP adjusted net income, non-GAAP adjusted net income attributable to ordinary shareholders and non-GAAP adjusted basic and diluted net income per share should not be considered in isolation or construed as an alternative to operating income, net income, net income attributable to ordinary shareholders and basic and diluted net income per share or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review FTA’s non-GAAP financial measures to the most directly comparable GAAP measures. FTA’s non-GAAP financial measure may not be comparable to similarly titled measures presented by other companies.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FTA’s goal and strategies; FTA’s expansion plans; FTA’s future business development, financial condition and results of operations; expected changes in FTA’s revenues, costs or expenses; industry landscape of, and trends in, China’s road transportation market; competition in FTA’s industry; FTA’s expectations regarding demand for, and market acceptance of, its services; FTA’s expectations regarding its relationships with shippers, truckers and other ecosystem participants; FTA’s ability to protect its systems and infrastructures from cyber-attacks; PRC laws, regulations, and policies relating to the road transportation market, as well as general regulatory environment in which FTA operates in China; the results of regulatory review and the duration and impact of any regulatory action taken against FTA; the impact of health epidemics, extreme weather conditions and production constraints brought by electricity rationing measures; general economic and business condition; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Full Truck Alliance Co. Ltd.

Mao Mao

E-mail: IR@amh-group.com

Piacente Financial Communications

Hui Fan

Tel: +86-10-6508-0677

E-mail: FTA@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: FTA@thepiacentegroup.com

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of
	December 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	5,810,347	8,235,073	1,134,823
Restricted cash	100,533	132,056	18,198
Short-term investments	15,002,903	11,924,159	1,643,193
Accounts receivable, net	19,643	24,356	3,356
Loans receivable, net	4,199,645	4,509,865	621,476
Prepayments and other current assets, net	2,122,902	2,629,344	362,333

Total current assets	27,255,973	27,454,853	3,783,379
Restricted cash	40,000	40,000	5,512
Long-term investments[1]	9,876,118	10,785,769	1,486,319
Property and equipment, net	289,611	293,120	40,393
Intangible assets, net	393,477	379,357	52,277
Goodwill	3,124,828	3,124,828	430,613
Deferred tax assets	92,882	96,286	13,269
Operating lease right-of-use assets	115,654	106,474	14,673
Other non-current assets	98,532	139,622	19,240

Total non-current assets	14,031,102	14,965,456	2,062,296

TOTAL ASSETS	41,287,075	42,420,309	5,845,675

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	31,227	28,198	3,886
Prepaid for freight listing fees and other service fees	571,185	542,407	74,746
Income tax payable	336,220	409,129	56,379
Other tax payable	898,396	783,981	108,035
Operating lease liabilities	41,204	40,701	5,609
Dividends payable	—	715,107	98,544
Accrued expenses and other current liabilities	1,141,758	1,063,296	146,528

Total current liabilities	3,019,990	3,582,819	493,727
Deferred tax liabilities	95,570	92,315	12,721
Operating lease liabilities	23,928	15,922	2,194
Other non-current liabilities	12,414	10,466	1,442

Total non-current liabilities	131,912	118,703	16,357

TOTAL LIABILITIES	3,151,902	3,701,522	510,084

MEZZANINE EQUITY
Redeemable non-controlling interests	443,070	454,591	62,644
SHAREHOLDERS’ EQUITY
Ordinary shares	1,343	1,346	185
Additional paid-in capital	45,823,723	45,160,084	6,223,226
Accumulated other comprehensive income	3,223,944	3,192,259	439,905
Accumulated deficit	(11,372,284)	(10,103,708)	(1,392,328)

TOTAL FULL TRUCK ALLIANCE CO. LTD. EQUITY	37,676,726	38,249,981	5,270,988
Non-controlling interests	15,377	14,215	1,959

TOTAL SHAREHOLDERS’ EQUITY	37,692,103	38,264,196	5,272,947

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	41,287,075	42,420,309	5,845,675

1.

The Company’s long-term investments consist of RMB7,497 million long-term time deposits, RMB1,489 million wealth management products with maturities over one year, RMB764 million investments in debt securities, RMB319 million equity method investments, and RMB717 million equity investments without readily determinable fair value as of March 31, 2025.

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended
	March 31, 2024	December 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	RMB	US$
Net Revenues:
Freight Matching Services	1,869,665	2,704,940	2,247,107	309,660
Freight brokerage service	965,169	1,316,140	965,666	133,072
Freight listing service	213,511	230,489	234,905	32,371
Transaction service	690,985	1,158,311	1,046,536	144,217
Value-added services	399,048	469,314	452,802	62,398
Total net revenues (including value added taxes, or “VAT” of RMB1,039.3 million and RMB1,064.9 million for the three months ended March 31, 2024 and 2025, respectively)	2,268,713	3,174,254	2,699,909	372,058
Operating expenses:
Cost of revenues (including VAT net of government grants, of RMB795.2 million and RMB466.6 million for the three months ended March 31, 2024 and 2025, respectively)(1)	(1,031,888)	(1,391,714)	(698,559)	(96,264)
Sales and marketing expenses(1)	(340,147)	(471,829)	(377,850)	(52,069)
General and administrative expenses(1)	(264,467)	(202,265)	(186,009)	(25,633)
Research and development expenses(1)	(247,708)	(205,026)	(193,358)	(26,645)
Provision for loans receivable	(80,324)	(73,905)	(81,851)	(11,279)

Total operating expenses	(1,964,534)	(2,344,739)	(1,537,627)	(211,890)
Other operating income	8,010	5,920	40,165	5,535

Income from operations	312,189	835,435	1,202,447	165,703
Other income
Interest income	315,363	149,466	245,509	33,832
Foreign exchange gain (loss)	417	4,725	(10,825)	(1,492)
Investment income	18,484	10,354	19,333	2,664
Unrealized (losses) gains from fair value changes of investments	(7,388)	(19,612)	33,462	4,611
Other income (expenses), net	2,070	(1,559)	618	85
Impairment loss	—	(352,742)	—	—
Share of (loss) gain in equity method investees	(48)	(1,580)	163	22

Total other income (expense)	328,898	(210,948)	288,260	39,722

Net income before income tax	641,087	624,487	1,490,707	205,425
Income tax expense	(54,720)	(49,861)	(211,771)	(29,183)

Net income	586,367	574,626	1,278,936	176,242
Less: net loss attributable to non-controlling interests	(549)	(1,177)	(1,162)	(160)
Less: measurement adjustment attributable to redeemable non-controlling interests	5,744	17,346	11,522	1,588

Net income attributable to ordinary shareholders	581,172	558,457	1,268,576	174,814

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended
	March 31, 2024	December 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	RMB	US$
Net income per share
—Basic	0.03	0.03	0.06	0.01
—Diluted	0.03	0.03	0.06	0.01
Net income per ADS*
—Basic	0.56	0.54	1.22	0.17
—Diluted	0.56	0.53	1.21	0.17
Weighted average number of ordinary shares used in computing net income per share
—Basic	20,864,118,097	20,803,347,603	20,850,255,050	20,850,255,050
—Diluted	20,904,689,303	20,913,595,702	20,958,643,962	20,958,643,962
Weighted average number of ADSs used in computing net income per ADS
—Basic	1,043,205,905	1,040,167,380	1,042,512,753	1,042,512,753
—Diluted	1,045,234,465	1,045,679,785	1,047,932,198	1,047,932,198
*	Each ADS represents 20 ordinary shares.
(1)	Share-based compensation expense in operating expenses are as follows:

	Three months ended
	March 31, 2024	December 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	RMB	US$
Cost of revenues	2,744	2,997	3,849	530
Sales and marketing expenses	10,685	13,750	19,558	2,695
General and administrative expenses	119,543	75,768	55,768	7,685
Research and development expenses	22,984	22,361	23,498	3,238

Total	155,956	114,876	102,673	14,148

FULL TRUCK ALLIANCE CO. LTD.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended
	March 31, 2024	December 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	RMB	US$
Income from operations	312,189	835,435	1,202,447	165,703
Add:
Share-based compensation expense	155,956	114,876	102,673	14,148
Amortization of intangible assets resulting from business acquisitions	13,021	13,021	13,021	1,794
Compensation cost incurred in relation to acquisitions	4,281	—	—	—

Non-GAAP adjusted operating income	485,447	963,332	1,318,141	181,645

Net income	586,367	574,626	1,278,936	176,242
Add:
Share-based compensation expense	155,956	114,876	102,673	14,148
Amortization of intangible assets resulting from business acquisitions	13,021	13,021	13,021	1,794
Compensation cost incurred in relation to acquisitions	4,281	—	—	—
Impairment loss of long-term investment	—	352,742	—	—
Tax effects of non-GAAP adjustments	(3,255)	(3,255)	(3,255)	(449)

Non-GAAP adjusted net income	756,370	1,052,010	1,391,375	191,735

FULL TRUCK ALLIANCE CO. LTD.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended
	March 31, 2024	December 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	RMB	US$
Net income attributable to ordinary shareholders	581,172	558,457	1,268,576	174,814
Add:
Share-based compensation expense	155,956	114,876	102,673	14,148
Amortization of intangible assets resulting from business acquisitions	13,021	13,021	13,021	1,794
Compensation cost incurred in relation to acquisitions	4,281	—	—	—
Impairment loss of long-term investment	—	352,742	—	—
Tax effects of non-GAAP adjustments	(3,255)	(3,255)	(3,255)	(449)

Non-GAAP adjusted net income attributable to ordinary shareholders	751,175	1,035,841	1,381,015	190,307

Non-GAAP adjusted net income per share
—Basic	0.04	0.05	0.07	0.01
—Diluted	0.04	0.05	0.07	0.01
Non-GAAP adjusted net income per ADS
—Basic	0.72	1.00	1.32	0.18
—Diluted	0.72	0.99	1.32	0.18